Original Glory
2d ·

JOIN THE MOVEMENT 🇺🇸 🍺 🇺🇸

Be a part of the next, great American beer company. Reserve your place in history.

www.WeFunder.com/OriginalBrands

Testing the Waters Legal Disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


Original
BRANDS

8:21 5G

Original Glory

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Original Glory

2d ·

JOIN THE MOVEMENT 🇺🇸🍺🇺🇸

Be a part of the next, great American beer company. Reserve your place in history.

www.WeFunder.com/OriginalBrands

Testing the Waters Legal Disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited.
If sent, it will not be accepted.
No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
Any indication of interest involves no obligation or commitment of any kind.


REASONS TO INVEST
MARKET GROWTH
PROVEN RECORD
CHANGING BEER DYNAMICS
SOCIAL IMPACT
GIVING BACK
The national beer market is valued at over $116 billion and projected to grow to
We have an established, award-winning brewery with distributor relationships across the
In the wake of shifting sentiments surrounding American beer sales in 2023,
Original Brands is anchored in our unapologetic love of country, our
We are committed to continuing our support of veteran and first responder organizations.

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.